EventCombo, Inc.



ANNUAL REPORT

121 Newark Avenue 5th Floor

Jersey City, NJ 07302

(646) 320-0036

www.eventcombo.com

This Annual Report is dated April 27, 2022.

BUSINESS

Eventcombo's technology allows organizations to host hyperlocal, dynamic virtual, in-person or hybrid events while consolidating the event experience into a single transaction. Organizers make more money, attendees get value and experience, merchants and brands get direct access to a captive audience.

Eventcombo operates a SaaS (Software as a Service) model where businesses pay Eventcombo to license and use its web based technology for their event management.

Event organizers create, modify, and manage their events through Eventcombo's software.

Attendees register for and buy tickets for events on Eventcombo.

Eventcombo generates revenue from organizers who pay to use Eventcombo + Eventcombo charges a nominal fee to attendees per ticket transaction.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $930,500.00

Use of proceeds: sales and tech build out

Date: July 23, 2018

Offering exemption relied upon: 506(b)

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $255,000.00

Number of Securities Sold: 1,021,756

Use of proceeds: marketing and sales

Date: August 15, 2019

Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $50,587.50

Number of Securities Sold: 47,348

Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 50% of funds Increase sales and marketing to fuel growth Research & Development 28.5% of funds To continue innovation to advance growth Operations 18% of funds To increase support infrastructure to fulfill demand+growth

Date: May 06, 2021

Offering exemption relied upon: Regulation CF

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $200,000.00

Number of Securities Sold: 809,870

Use of proceeds: marketing and sales

Date: December 25, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

1. For 2018 and 2019, we experienced growth based on our sheer market demand without any investment in sales or marketing.

2. While we previously operated on an accrual basis, in 2019, we shifted to a cash basis. Due to this, it appears to show 10% less growth from 2018 to 2019, when in fact we experienced approx. 20% growth from 2018 to 2019.

3. While revenue grew from 2018 to 2019, we maintained a lower margin of profit to fuel this growth, showing our margins decreasing to approx. 6%. This short-term strategy helped to secure long-term gains and position us for 20% margins in 2020 and beyond.

4. For 2020, even with the event industry shut down due to Covid and shift to virtual, we achieved growth by reaching approx. $970K in gross revenues. We achieved this growth over 2019 with continued minimal resources.

Specifically, revenue for the calendar year 2020 was $967,830 about 15% higher compared to the calendar year 2019 revenue of $818,795. We were able to achieve this as a result of more focus and demand within the US market during Covid for virtual events. The Cost of sales in 2020 was $891,202, an increase of approximately $117,990, from costs of $773,212 in the calendar year 2019. The increase was due to an increase in our overall gross revenue. 2020 gross profit increased by approximately 65% to $76,627 over 2019 gross profit of $45,582, which is a result of increased overall gross revenues. The Company's cost of operations was maintained as lean operating expenses consisted of $228,332 in 2020, which increased from $173,590 in 2019.

Historical results and cash flows:

1. Our development costs were our largest area of expenditure. Since our product's scalability is most important to our business, we invest largely into technology.

2. Going forward, besides technology, our most important area for cash investment is in sales and marketing. As our product is sophisticated, we have to educate and create awareness in the marketplace. Sales and marketing is above all, our core focus for 2021 and beyond.

3. We previously generated cash from investment and from sales of our services. We require investment to fuel our growth.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $575,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

$9,000

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Saroosh Gull

Saroosh Gull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: September 28, 2015 - Present

Responsibilities: Responsibilities are to oversee and provide guidance to sales operations, oversee engineering + product development, oversee marketing operations, oversee client relationships, manage direct reports, and provide investor relations. Saroosh does not currently take any salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Saroosh Gull

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 45.45

Title of class: Series Seed Preferred Stock

Stockholder Name: Saroosh Gull

Amount and nature of Beneficial ownership: 846,912

Percent of class: 45.45

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Class B Common Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 424,922 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 28,750,000 with a total of 14,281,347 outstanding.

Voting Rights

1 voter per share

Material Rights

The total amount outstanding on a fully diluted basis (14,281,347) includes 12,000,001 shares issued, 2,097,333 shares to be issued pursuant to outstanding stock options and 184,013 shares to be issued pursuant to outstanding warrants.

Class B Common Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 9,850,000 with a total of 9,579,647 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 47,348 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

EventCombo, Inc.

By /s/Saroosh Gull

Name: Eventcombo, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Eventcombo Inc
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
M&T Bank		4,213.14
Silicon Valley Bank		96,877.84
Wells Fargo		474,392.81
Total Bank Accounts	$	**575,483.79**
Total Current Assets	$	**575,483.79**
TOTAL ASSETS	$	**575,483.79**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Line of Credit		9,235.55
Total Long-Term Liabilities	$	**9,235.55**
Total Liabilities	$	**9,235.55**
Equity		
Opening Balance Equity		0.00
Retained Earnings		(731,858.02)
Investments		909,302.14
Owners Equity		713,784.82
Net Income		(324,980.70)
Total Equity	$	**566,248.24**
TOTAL LIABILITIES AND EQUITY	$	**575,483.79**

Eventcombo Inc
Profit and Loss
January - December 2021

		Total
Income		
Sales		1,096,628.30
Private Label		46,591.00
Total Income	$	**1,143,219.30**
Cost of Goods Sold		
Ticketing Payout		954,862.27
Total Cost of Goods Sold	$	**954,862.27**
Gross Profit	$	**188,357.03**
Expenses		
Advertising and Promotion		59,736.25
Bank Service Charges		934.58
Insurance Expense		312.00
Payroll		357,178.83
Professional/ Legal Fees		2,469.92
Annual State Report Filing		75.50
Dues & Subscriptions		13,577.20
E-mail Services		1,209.08
Merchant Processing Fees		25,226.16
Payroll Processing Fees		1,082.88
Payroll Tax Expenses		78.56
Taxes		0.00
Corporation		3,118.04
Franchise Tax		450.00
Total Taxes	$	**3,568.04**
Web Development		28,127.50
Web Hosting		19,761.23
Total Expenses	$	**513,337.73**
Net Operating Income		**(324,980.70)**
Net Income		**(324,980.70)**

I, Saroosh Gull, the CEO of Eventcombo Inc., hereby certify that the financial statements of Eventcombo Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $1,143,219; taxable income of $-324,981 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 26, 2022.

CEO

April 26, 2022

CERTIFICATION

I, Saroosh Gull, Principal Executive Officer of EventCombo, Inc., hereby certify that the financial statements of EventCombo, Inc. included in this Report are true and complete in all material respects.

Saroosh Gull

CEO